

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 9, 2008

<u>Via Facsimile</u>

Daley Mok
Chief Financial Officer
Network CN Inc.
21/F, Chinachem Century Tower
178 Gloucester Road
Wanchai, Hong Kong

      RE: **Network CN Inc.**
               Form 10-KSB for the Year Ended December 31, 2007
               File Number: 000-30264

Dear Mr. Mok:

      We have completed our review of your Form 10-KSB and related filings, and at this time do not have further comments.

                              Sincerely,

                              Lyn Shenk
                              Branch Chief